EXHIBIT 99.1

XL CAPITAL ASSURANCE INC.
AND SUBSIDIARY
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30,
2005 AND 2004

XL Capital Assurance Inc. and Subsidiary
Condensed Consolidated Balance Sheets
(UNAUDITED)
(U.S. Dollars in thousands, except share and per share amounts)

	As At	As At
	September 30,	December 31,
	2005	2004

Assets

Investments:
Fixed maturities available for sale, at fair value
(amortized cost: 2005 - $271,100; 2004 - $270,523)	$269,997	$272,950
Short-term investments, at fair value
(amortized cost: 2005 - $15,633; 2004 - $3,657)	15,625	3,657

Total investments	285,622	276,607

Cash and cash equivalents	38,577	58,038
Accrued investment income	1,640	2,564
Prepaid reinsurance premium	428,042	362,725
Premiums receivable	5,031	6,938
Reinsurance balances recoverable on unpaid losses	119,159	91,111
Intangible assets - acquired licenses	11,529	11,529
Deferred Federal income tax assets	19,557	17,260
Other assets	21,205	20,676

Total assets	$930,362	$847,448

Liabilities and Shareholder's Equity

Liabilities:
Unpaid losses and loss adjustment expenses	$127,646	$95,324
Deferred premium revenue	478,230	406,296
Deferred ceding commissions, net	41,219	37,270
Reinsurance premiums payable	5,937	25,849
Accounts payable, accrued expenses and other liabilities	35,616	25,182
Current Federal income tax payable	2,917	2,917
Intercompany payable to affiliates	10,535	20,644

Total liabilities	702,100	613,482

Shareholder's Equity:
Common stock (par value $7,500 per share; 8,000 shares
authorized; 2,000 shares issued and outstanding)	15,000	15,000
Additional paid-in capital	239,173	239,173
Accumulated other comprehensive income (Net of deferred
Federal income tax effect of: 2005 - $(387); 2004 - $850)	(725)	1,578
Accumulated deficit	(25,186)	(21,785)

Total shareholder's equity	228,262	233,966

Total liabilities and shareholder's equity	$930,362	$847,448

See accompanying notes to condensed consolidated financial statements.

XL Capital Assurance Inc. and Subsidiary
Condensed Consolidated Statements of Operations and Comprehensive Income
(UNAUDITED)
(U.S. Dollars in thousands)

	Three months ended		Nine months ended
	September 30,		September 30,

	2005	2004	2005	2004

Revenues
Gross premiums written	$59,269	$49,762	$174,647	$157,091
Ceded premiums written	(54,270)	(44,648)	(157,773)	(135,244)

Net premiums written	4,999	5,114	16,874	21,847
Change in deferred premium revenue	(1,322)	(2,104)	(6,617)	(11,940)

Net premiums earned	3,677	3,010	10,257	9,907

Net investment income	3,399	2,879	9,600	7,928
Net realized gains (losses) on investments	5	(15)	14	(704)
Net realized and unrealized gains (losses) on credit derivatives	(125)	235	(253)	750
Fee income and other	-	100	76	100

Total revenues	6,956	6,209	19,694	17,981

Expenses
Net losses and loss adjustment expenses	292	985	4,774	2,400
Net operating expenses	7,474	7,229	19,383	19,123

Total expenses	7,766	8,214	24,157	21,523

Loss before Federal income tax benefit	(810)	(2,005)	(4,463)	(3,542)

Federal income tax benefit	(194)	(715)	(1,062)	(1,222)

Net loss	(616)	(1,290)	(3,401)	(2,320)

Comprehensive Income (Loss)
Other comprehensive income (loss)	(3,268)	3,731	(2,303)	735

Comprehensive income (loss)	$(3,884)	$2,441	$(5,704)	$(1,585)

See accompanying notes to condensed consolidated financial statements.

XL Capital Assurance Inc. and Subsidiary
Condensed Consolidated Statements of Changes in Shareholder’s Equity
(UNAUDITED)
(U.S. Dollars in thousands, except share amounts)

	Nine months ended	Year ended
	September 30,	December 31
	2005	2004

Common Shares
Number of shares, beginning of year	2,000	2,000

Number of shares, end of period	2,000	2,000

Common Stock
Balance - beginning of year	$15,000	$15,000

Balance - end of period	15,000	15,000

Additional Paid-In Capital
Balance - beginning of year	239,173	239,173

Balance - end of period	239,173	239,173

Accumulated Other Comprehensive Income
Balance - beginning of year	1,578	1,327
Net change in unrealized appreciation of investments, net of
deferred Federal tax (benefit) expense of $(1,237) in 2005 and $396 in 2004	(2,303)	251

Balance - end of period	(725)	1,578

Accumulated deficit
Balance - beginning of year	(21,785)	(18,272)
Net loss	(3,401)	(3,513)

Balance - end of period	(25,186)	(21,785)

Total shareholder's equity	$228,262	$233,966

See accompanying notes to condensed consolidated financial statements.

XL Capital Assurance Inc. and Subsidiary
Condensed Consolidated Statements of Cash Flows
(UNAUDITED)
(U.S. Dollars in thousands)

	Nine months ended
	September 30,
	2005	2004

Cash flows from operating activities:
Net loss	$(3,401)	$(2,320)
Adjustments to reconcile net loss to net cash used in
operating activities
Net realized (gains) losses on sale of investments	(14)	704
Net realized and unrealized (gains) losses on credit derivatives	253	(750)
excluding cash received and paid
Amortization of premium on bonds	661	913
Increase in unpaid losses and loss adjustment expenses, net	4,274	2,061
Increase in deferred premium revenue, net	6,617	11,940
Increase in deferred ceding commissions, net	3,949	611
(Decrease) in reinsurance premiums payable	(19,912)	(22,531)
Decrease (increase) in premiums receivable	1,907	(3,784)
Decrease in accrued investment income	924	772
(Increase) in deferred Federal income tax assets	(1,062)	(1,222)
Increase (decrease) in accounts payable and accrued expenses	10,181	(3,093)
(Decrease) increase in intercompany payable to affiliates	(10,109)	4,522
Other	(529)	1,392

Total adjustments	(2,860)	(8,465)

Net cash used in operating activities	(6,261)	(10,785)

Cash flows from investing activities:
Proceeds from sale of fixed maturities and short-term investments	78,103	175,591
Proceeds from maturity of fixed maturities and short-term investments	9,982	485
Purchase of fixed maturities and short-term investments	(101,285)	(202,600)
Increase in payable for securities purchased	-	1,320

Net cash used in investing activities	(13,200)	(25,204)

Decrease in cash and cash equivalents	(19,461)	(35,989)

Cash and cash equivalents - beginning of year	58,038	76,854

Cash and cash equivalents - end of period	$38,577	$40,865

Taxes paid	$-	$-

See accompanying notes to condensed consolidated financial statements.

XL Capital Assurance Inc. and Subsidiary
Notes to Condensed Consolidated Financial Statements
(UNAUDITED)

1. Organization and Ownership

XL Capital Assurance Inc. (the “Company”) is a wholly owned subsidiary of XL Reinsurance America, Inc. (“XL RE AM”). XL RE AM and the Company are indirect wholly owned subsidiaries of XL Capital Ltd (“XL Capital”), a public company whose shares are listed on the New York Stock Exchange.

The Company is an insurance company domiciled in the State of New York and licensed to conduct financial guaranty insurance business throughout the United States, as well as in Puerto Rico, the District of Columbia, and the U.S. Virgin Islands. The Company has triple-A financial strength ratings from Standard & Poor’s, Moody’s Investors Service, and Fitch Ratings. The Company is primarily engaged in the business of providing credit enhancement on fixed and variable rate income securities through the issuance of financial guaranty insurance policies, and credit protection on specific referenced credits or on pools of specific referenced credits through the issuance of credit default swaps.

Financial guaranty insurance provides an unconditional and irrevocable guaranty that protects the holder of a financial obligation against non-payment of principal and interest when due. Financial guaranty insurance may be issued to the holders of the insured obligations at the time of issuance of those obligations, or may be issued in the secondary market to holders of public bonds and structured securities. Credit default swaps are derivative contracts which offer credit protection relating to a particular security or issuer. Under the terms of a credit default swap, the seller of credit protection makes a specified payment to the buyer of credit protection upon the occurrence of one or more specified credit events with respect to a reference obligation or entity. Credit derivatives typically provide protection to a buyer rather than credit enhancement of an issue as in traditional financial guaranty insurance.

On April 24, 2002, the Company formed XL Capital Assurance (U.K.) Limited, (“XLCA-UK”), an insurance company organized under the laws of England. XLCA-UK is a wholly owned subsidiary of the Company.

In addition to its New York headquarters and London subsidiary (which has a Madrid branch), the Company maintains branch offices domestically in California and abroad in Singapore.

2. Basis of Presentation and Consolidation

These unaudited condensed consolidated financial statements include the accounts of the Company and its subsidiary and have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, these unaudited financial statements reflect all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of financial position and results of operations as at the end of and for the periods presented. The results of operations for any interim period are not necessarily indicative of the results for a full year. All significant inter-company accounts and transactions have been eliminated. These statements should be read in conjunction with the Company’s December 31, 2004 consolidated financial statements and notes thereto. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from these estimates.

XL Capital Assurance Inc. and Subsidiary
Notes to Condensed Consolidated Financial Statements
(UNAUDITED)

3. Credit Default Swaps

Credit default swaps are recorded at fair value which is determined using a model developed by the Company and is dependent upon a number of factors including changes in interest rates, credit spreads, changes in credit quality, expected recovery rates and other market factors. The change resulting from movements in these factors is unrealized as the credit default swaps are not traded to realize this value and is included in “net realized and unrealized gains (losses) on credit derivatives”. Other elements of the change in fair value are based upon pricing established at the inception of the contract, as well as actual and expected loss payments by the Company.

Effective January 1, 2005, the Company changed the presentation of its results from credit default swaps in its consolidated statements of income to include certain components of the change in fair value in “gross, ceded and net premiums written”, “net premiums earned” and “net losses and loss expenses incurred”. In addition, changes in presentation were made in its consolidated balance sheet, to classify the corresponding components of fair value in “unearned premiums” and “unpaid loss and loss expenses.” Previously, the change in fair value of all of the Company’s derivative transactions was reflected in the consolidated statements of income in one line item under “net realized and unrealized gains and losses on derivative instruments”, and the fair value thereof had been reflected in the consolidated balance sheet in “other assets” and “other liabilities”, as appropriate. This change in presentation is applicable only to credit default swaps issued by the Company that it has the intent and ability to hold to maturity and is consistent with practices in the financial guaranty insurance industry for reporting the results of such instruments. Results of the prior period presented have been reclassified to conform the current period presented.

The credit default swap portfolio consists of structured pools of corporate obligations that were awarded investment grade ratings at the respective deals’ inception. At September 30, 2005, approximately 95% of the portfolio was rated AAA with the remaining 5% allocated to other investment grade ratings. The weighted average term of the contracts in force was approximately 4.02 years, and credit default swaps represented approximately 8% of the Company’s credit enhancement par exposure at September 30, 2005.

XL Capital Assurance Inc. and Subsidiary
Notes to Condensed Consolidated Financial Statements
(UNAUDITED)

Amounts related to credit default swaps appear in the following financial statement line items as of and for the periods noted:

(U.S. Dollars in thousands)	(Unaudited)
	Three months ended
	September 30,

	2005	2004

Income statement
Gross premiums written	$4,481	$2,226
Net premiums earned	507	185
Net realized and unrealized gains (losses) on credit derivatives	(125)	235
Net losses and loss adjustment expenses	60	194

	(Unaudited)
	Nine months ended
	September 30,

	2005	2004

Income statement
Gross premiums written	$12,838	$15,387
Net premiums earned	1,268	1,357
Net realized and unrealized gains (losses) on credit derivatives	(253)	750
Net losses and loss adjustment expenses	141	349

	(Unaudited)
	As of	As of
	Sepember 30,	December 31,
	2005	2004

Assets
Reinsurance balances recoverable on unpaid losses	$9,030	$8,215
Other assets (1)	21,034	20,514

Total assets	$30,064	$28,729

Liabilities
Unpaid losses and loss adjustment expenses	$9,842	$8,886
Other liabilities (1)	20,029	19,252

Total liabilities	$29,871	$28,138

(1) Amounts represent components of fair value on credit derivatives that were not affected in connection with the change in presentation discussed above. Such amounts are net of amounts recoverable from an affiliate, XL Financial Assurance Ltd., which has contractually assumed a portion of the economics of such credit derivatives written by the Company.

4. Recent Developments

In March 2005, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position (“FSP”) FIN 46(R)-5, “Implicit Variable Interests Under FASB Interpretation No. 46(R)” ( “FSP FIN46 (R)-5 ”) which requires an enterprise to consider whether it holds an implicit variable interest in a Variable Interest Entity (“VIE”) and what effect this may have on the calculation of expected losses and residual returns of the VIE and the determination of which party, if

XL Capital Assurance Inc. and Subsidiary
Notes to Condensed Consolidated Financial Statements
(UNAUDITED)

any, is considered the primary beneficiary of the VIE. The Company adopted the FSP effective April 1, 2005. The adoption of this FSP had no material impact on the Company’s financial condition or results of operations.

At the request of the Securities and Exchange Commission, the FASB has added a project to their agenda to review the accounting for financial guaranty insurance. The Company recognizes that there is diversity in practice among financial guarantee insurers and reinsurers with respect to their accounting policies. Current accounting literature, specifically Statement of Financial Accounting Standards (“SFAS”) No. 60 "Accounting and Reporting by Insurance Enterprises" ("SFAS 60”) and FASB Statement of Financial Accounting Standards No. 97 "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments" ("SFAS 97"), does not specifically address the unique characteristics of loss reserves for financial guarantee insurance contracts. Consequently, the accounting principles applied by the industry, as well as the Company, have evolved over time and incorporate the concepts of both short-duration and long-duration contract accounting under the provisions of SFAS 60 and SFAS 97, as well as other accounting literature, such as FASB No. 5 “Accounting for Contingencies” and Emerging Issues Task Force (“EITF”) Issue No. 85-20 “Recognition of Fees for Guaranteeing a Loan”. The Company will continue its loss reserving practices as described in its 2004 year-end financial statements until further guidance is provided by the FASB.

5. Variable Interest Entities

The Company participates in transactions which utilize VIEs in the ordinary course of the Company’s business. The Company provides financial guaranty insurance of structured transactions backed by pools of assets of specified types, municipal obligations supported by the issuers’ ability to charge fees for specified services or projects, and corporate risk obligations including essential infrastructure projects and obligations backed by receivables from future sales of commodities and other specified services. The obligations related to these transactions are often securitized through VIEs. In synthetic transactions, the Company guarantees payment obligations of counterparties, including VIEs, through credit default swaps referencing asset portfolios. The Company only provides financial guaranty insurance of these VIEs for fixed premiums at market rates but does not hold any equity positions or subordinated debt in these off-balance sheet arrangements. These financial guaranty insurance contracts represent variable interests held by the Company in VIEs.

In underwriting financial guaranty insurance, the Company believes the risk of any loss to be remote based upon the Company’s requirement that guaranteed obligations be investment-grade prior to the provision of credit enhancement. Typically, in the case of asset-backed securities and other structured obligations, such investment grade ratings are based upon subordination, cash reserves and other structural protections. Consequently, the Company has determined that it is not the primary beneficiary of any VIEs in which it holds a variable interest. Accordingly, these VIEs are not consolidated by the Company.

6. Tax Sharing Agreement

The Company’s U.S. Federal income tax return is consolidated with X.L. America, Inc. (“XLA”) and its subsidiaries. XLA maintains a tax sharing agreement with its subsidiaries, whereby the consolidated U.S. Federal income tax liability is allocated among affiliates in the ratio that each affiliate’s separate return liability bears to the sum of the separate return liabilities of all affiliates that are members of the consolidated group. In addition, a complementary method is used which results in reimbursement by profitable affiliates to loss affiliates for tax benefits generated by loss affiliates. As of September 30, 2005 and December 31, 2004, the Company had deferred Federal income tax assets of $19,557,000 and

XL Capital Assurance Inc. and Subsidiary
Notes to Condensed Consolidated Financial Statements
(UNAUDITED)

$17,260,000, respectively. Management has concluded that the net deferred federal income tax assets are more likely than not to be realized, therefore, no valuation allowance has been provided.

7. Treaties and Agreements with Affiliates

General Services Agreements
The Company entered into a General Services Agreement effective January 28, 2002 (the “XLFAS General Services Agreement”) with an affiliated company, XL Financial Administrative Services Inc. (“XLFAS”). For the three months ended September 30, 2005 and 2004, operating expenses were allocated to the Company under this agreement in the amount of $4,945,259 and $13,889,438 respectively. For the nine months ended September 30, 2005 and 2004, such expenses were $34,151,546 and $42,418,718, respectively.

In addition to the XLFAS General Services Agreement the Company has entered into two service agreements with certain of its U.S. affiliates, including its ultimate U.S. holding company, XLA. These services agreements include the Amended and Restated General Services Agreement, dated January 1, 2003 (the “Global Services Agreement”) among X.L. Global Services, Inc.(“XLGS”), XLA on behalf of: the Company, XLFAS and various other affiliates and the Second Amended and Restated General Services Agreement, dated January 1, 2003 (the “XL America General Services Agreement”), among XLA, XLFAS, the Company and various other affiliates. Expenses allocated to the Company under the Global Services Agreement and the XL America General Services Agreement for the three months ended September 30, 2005 and 2004 were $3,248,971 and $3,106,357, respectively. For the nine months ended September 30, 2005 and 2004, such expenses were $11,570,863 and $8,730,985, respectively.

Effective January 1, 2005 the Company entered into an arrangement with an affiliate for investment management services. For the three and nine months ended September 30, 2005, the Company incurred expenses of $38,983 and $117,104, respectively, under the agreement.

Employee Benefit Plans
XLA maintains a qualified defined contribution pension plan for the benefit of all eligible employees and a non-qualified deferred compensation plan for the benefit of certain employees of XLFAS and some other subsidiaries (collectively, the “Plans”). XLFAS’s discretionary contributions to both Plans are based on a fixed percentage of employee contributions as defined by the Plans. The Company’s share of allocated pension expense was $315,971 and $444,785 for the three months ended September 30, 2005 and 2004, respectively, and $1,588,631 and $1,478,717 for the nine months ended September 30, 2005 and 2004, respectively.

Facultative Quota Share Reinsurance Treaties
On October 6, 1999, the Company entered into an arm’s-length Facultative Quota Share Reinsurance Treaty (“Treaty”) with XL Financial Assurance Ltd. (“XLFA”), a Bermuda financial guaranty reinsurer, which is 86.8% owned by XL Capital Ltd. through its wholly owned subsidiary, XL Insurance (Bermuda) Ltd. The remaining 13.2% of XLFA is owned by Financial Security Assurance Holdings Ltd., an unrelated company. Under the terms of this agreement, XLFA agrees to reinsure up to 90% of the Company’s acceptable risks. The Company is allowed up to a 30% ceding commission (or such other percentage on an arm’s-length basis) on ceded premiums written under the terms of this agreement.

The Company entered into a Facultative Master Certificate (the “XL Re Treaty”) with XL RE AM, effective as of December 1, 2002. Under the terms of the XL Re Treaty, XL RE AM agrees to automatically reinsure risks insured by the Company under financial guaranty insurance policies up to the amount necessary for the Company to comply with single risk limitations set forth in Section 6904(d) of the New York Insurance Laws. The reinsurance provided by XL RE AM may be on an excess of loss

XL Capital Assurance Inc. and Subsidiary
Notes to Condensed Consolidated Financial Statements
(UNAUDITED)

or quota share basis. The Company is allowed up to 30% ceding commission (or such other percentage on an arm’s-length basis) on ceded premiums written under the terms of this agreement.

Amounts ceded to affiliate reinsurers are as follows:

(U.S. Dollars in thousands)	(Unaudited)
	Three months ended
	2005	2004

Ceded premiums written	$53,543	$43,910
Ceded premiums earned	33,594	48,562
Ceding commission revenue	12,939	9,527
Ceded losses and loss adjustment expenses	3,742	48,615

	(Unaudited)
	Nine months ended
	2005	2004

Ceded premiums written	$154,746	$132,285
Ceded premiums earned	89,598	100,617
Ceding commission revenue	35,308	25,702
Ceded losses and loss adjustment expenses	29,175	59,715

Related Party Guarantees
The Company provides financial guaranty insurance policies insuring timely payment of investment agreements issued by XL Asset Funding Company I LLC (“XLAF”), an affiliate of the Company. As of September 30, 2005 and December 31, 2004, the net aggregate amount of investment agreements insured was $311,240,300 and $255,730,165, respectively. These insurance policies are supported by investment assets held by XLAF, which consist of investment securities, accrued interest, cash and cash equivalents. At September 30, 2005 and December 31, 2004 such investment assets had an aggregate fair value of $319,056,713 and $262,421,920, respectively. In addition, the Company insures derivative contracts issued by XLAF and purchased by XLAF to hedge its portfolio exposures and certain other XLAF derivative obligations. As of September 30, 2005, the total notional value of such contracts insured was $46,600,000. Under all these agreements, the Company recorded net premiums written and earned of $780,457 and $575,382 during the three months ended September 30, 2005 and 2004, respectively, and $2,152,009 and $1,405,609 during the nine months ended September 30, 2005 and 2004, respectively.

8. Liability for Losses and Loss Adjustment Expenses

The Company’s liability for losses and loss adjustment expenses consists of case basis reserves and unallocated reserves. Activity in the liability for losses and loss adjustment expenses is summarized as follows:

XL Capital Assurance Inc. and Subsidiary
Notes to Condensed Consolidated Financial Statements
(UNAUDITED)

	(Unaudited)
	As of and for the		As of and for the
	Nine months ended		Twelve months ended
	September 30, 2005		December 31, 2004

(U.S. dollars in thousands)	Case	Unallocated	Case	Unallocated
	Reserves	Reserves	Reserves	Reserves
Balance, beginning of period	$45,550	$49,774	$-	$30,976
Incurred losses and loss
adjustment expense	22,441	10,854	47,755	18,798
Paid loss and loss adjustment
expense	(973)		(2,205)

Balance, end of period	67,018	60,628	45,550	49,774
Reinsurance recoverable	(63,884)	(55,275)	(45,124)	(45,987)

Net Balance, end of period	$3,134	$5,353	$426	$3,787

Case Basis Reserves for Losses and Loss Adjustment Expenses

The Company did not record any case basis reserves or change its estimate regarding its existing case basis reserves during the three month period ended September 30, 2005. Below is a discussion of the Company’s case basis reserves at September 30, 2005.

During the year ended December 31, 2004, the Company recorded a provision for losses of approximately $42.1 million, representing the present value loss expected to be incurred in the future with respect to an insured project financing. Because this loss represented a full limit loss to the subordinated tranche of the insured transaction, the remaining unearned premium pertaining to such tranche, which aggregated approximately $23.3 million, was fully earned resulting in a net loss, before reinsurance, of approximately $18.8 million. The portion of the insured exposure to which this loss relates was fully reinsured on a first-loss basis by an affiliate of the Company and, accordingly, there was no net impact on the Company’s results of operations from this loss provision. Pursuant to the assumptions upon which the estimate was based, under its existing reinsurance arrangements, approximately 17.5% of any additional loss provision in excess of the aforementioned amount provided will be retained by the Company. During the three-month period ended June 30, 2005, the Company recorded an additional provision for loss relating to this transaction of $16.0 million ($2.8 million after reinsurance to affiliates), on a net present value basis, to reflect certain adverse developments. The total remaining par insured by the Company in connection with this transaction aggregated approximately $301 million ($43.9 million net of reinsurance to affiliates) at September 30, 2005, and amortizes over 14 years into the future. The estimate of loss was necessarily based on assumptions and estimates extending over many years into the future. There is currently no payment default with respect to this transaction. Management continues to monitor the exposure and will revise its loss estimate as necessary. The financing vehicle through which the project financing was issued is considered a variable interest entity under FASB Interpretation 46/46R, Consolidation of Variable Interest Entities, however, the Company is not the primary beneficiary. If this transaction is restructured or if the Company exercises its contractual rights in the event of a default, the primary beneficiary in the transaction will have to be reconsidered. If such events occur, the Company will likely be required to consolidate the financing vehicle.

During the three-month period ended June 30, 2005, the Company recorded a provision for loss of $5.2 million ($0.9 million after reinsurance to affiliates) representing the present value loss expected to be

XL Capital Assurance Inc. and Subsidiary
Notes to Condensed Consolidated Financial Statements
(UNAUDITED)

incurred in the future with respect to an insured residential mortgage securitization. The insured exposure to which this loss relates was 82.6% reinsured by an affiliate of the Company on a pro rata basis. The total remaining par insured by the Company in connection with this transaction aggregated approximately $304.9 million ($46.1 million net of reinsurance to affiliates) at September 30, 2005, and amortizes over many years into the future. The estimate of loss was necessarily based on assumptions and estimates extending over many years into the future. There is currently no payment default with respect to this transaction. Management continues to monitor the exposure and will revise its loss estimate as necessary, as information becomes available.

Other than the two matters described above, case basis reserves at September 30, 2005 consisted of reserves for loss adjustment expenses of $1.3 million, which relate to remediation efforts associated with certain insured transactions, including the aforementioned project financing and residential mortgage securitization.

Unallocated Reserves

The Company maintains an unallocated loss reserve for expected levels of losses associated with currently insured issues, which is estimated by management based upon an actuarial reserving analysis. The actuarial methodology applied by the Company is in accordance with Actuarial Standards of Practice No. 36, Determination of Reasonable Provision. This methodology was adopted by the Company in 2002. The methodology applied is based on the selection of an initial expected loss ratio, as well as an expected loss emergence pattern. The Company’s selection of an initial expected loss ratio and loss emergence pattern considered the characteristics of the Company’s own book of business as well its actual loss experience and that of the industry. On an annual basis, the Company compares its selected initial expected loss ratio to its actual loss experience, as well as to industry loss experience, and will adjust it as considered necessary, to ensure such initial expected loss ratio continues to be appropriate for the risks in its in-force business. In addition, the expected loss emergence pattern will be adjusted or realigned on an annual basis, as considered necessary, to better correlate with the underlying changes in the Company’s in force business. The Company’s unallocated reserve is available to be applied to new case basis reserves that may be established for claims on current outstanding insured principal and interest in the future.

Insured Exposure in Geographic Area Impacted by Hurricanes Katrina and Rita

Set forth below is a summary of the Company’s principal exposure as of September 30, 2005 to credits located in the Alabama, Louisiana, Mississippi, and Texas counties designated by the Federal Emergency Management Agency (FEMA) for “Individual and Public Assistance” (excluding counties designated to receive only Category A: Debris Removal and Category B: Emergency Protective Measures) as of September 30, 2005 as a result of hurricanes Katrina and Rita. Such exposure consists solely of guaranteed public finance exposures. The Company has no direct exposure to the City of New Orleans or to any other issuer located in such City. The Company’s asset-backed transactions have not been included in the table set forth below as they are backed by pools of geographically diverse assets with minimal concentration in the areas affected. As of September 30, 2005, the Company has not been notified of any claims associated with Hurricane Katrina or Hurricane Rita. In addition, based on the Company’s assessment of its exposures in the affected areas and all related available information, it has not established any reserves at such date. As additional information becomes available, the Company will assess the need for reserves and make provision therefore as considered necessary. Further new designations and/or reclassifications of FEMA-designated counties by FEMA may occur. Accordingly, the table below is subject to revision.

XL Capital Assurance Inc. and Subsidiary
Notes to Condensed Consolidated Financial Statements
(UNAUDITED)

XLCA's Public Finance Exposure in counties designated by FEMA for "Individual and Public Assistance"
As of September 30, 2005
(Unaudited)

			Gross Par

		Louisiana
		(New Orleans	Other			Total
Bond Type	Texas	area)	Louisiana	Mississippi	Alabama	Gross Par

General Obligation	29,685,000	13,185,000	29,550,000	39,200,000	33,585,000	145,205,000
Sales Tax Supported	7,570,000	1,300,000	4,305,000	5,350,000	-	18,525,000
Higher Education	6,070,000	-	-	-	-	6,070,000
Utility - Public	13,830,000	-	9,435,000	-	-	23,265,000
Utility - Private (investor-owned)	-	-	-	90,000,000	-	90,000,000

Totals	57,155,000	14,485,000	43,290,000	134,550,000	33,585,000	283,065,000

			Net Par

		Louisiana
		(New Orleans	Other			Total
Bond Type	Texas	area)	Louisiana	Mississippi	Alabama	Net Par

General Obligation	2,968,500	1,318,500	2,955,000	3,920,000	3,358,500	14,520,500
Sales Tax Supported	757,000	130,000	430,500	535,000	-	1,852,500
Higher Education	607,000	-	-	-	-	607,000
Utility - Public	1,383,000	-	943,500	-	-	2,326,500
Utility - Private (investor-owned)	-	-	-	9,000,000	-	9,000,000

Totals	5,715,500	1,448,500	4,329,000	13,455,000	3,358,500	28,306,500

9. Restatement of Results for the Three and Six Months Ended June 30, 2005

After the release of the Company's condensed consolidated financial statements for the three and six months ended June 30, 2005 management identified an error therein related to an intercompany transaction with XLFA. On a restated basis to correct the aforementioned error. Net operating expenses, Federal income tax benefit, Net loss and Comprehensive loss for the three and six months ended June 30, were $8.4 million, $1.9 million, $4.3 million and $0.8 million, and $11.9 million, $0.9 million, $2.8 million and $1.8 million, respectively. Shareholder's equity at June 30, 2005 on a restated basis to correct for the aforementioned error was $232.1 million. The condensed consolidated balance sheet as of September 30, 2005 and the condensed consolidated statements of operations and comprehensive income for the three and nine month periods then ended are not affected by this error.